SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EXCO Resources, Inc.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

269279402

(CUSIP number)

Douglas H. Miller 12377 Merit Drive, Suite 1700, LB 82 Dallas, Texas 75251 (214) 368-2084

January 12, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 269279402
1	Names of reporting persons Douglas H. Miller
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF and OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,669,739(1)
	8	Shared voting power 0
	9	Sole dispositive power 6,669,739(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,669,739(1)
12	Check Box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 3.1%(2)
14	Type of reporting person IN

(1)	Includes 406,225 shares of common stock held for the benefit of Mr. Miller’s immediate family members in the following trusts: (i) Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust; (ii) Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust; (iii) Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust; (iv) Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust; (v) Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust; and (vi) Douglas H. Miller, Trustee, Lana J. Miller Marital Trust. Includes options to acquire 2,102,400 shares of common stock, whether or not currently exercisable. Includes 14,366 shares of common stock in Mr. Miller’s 401(k) plan.
(2)	Based on 213,217,990 shares of common stock outstanding as of January 6, 2011 and options to acquire 2,102,400 shares of common stock that are beneficially held by the Reporting Person, whether or not currently exercisable.

SCHEDULE 13D

This Amendment No. 1 to the Schedule 13D that was originally filed on November 3, 2010 (the “Schedule 13D”) is filed by and on behalf of Douglas H. Miller (“Mr. Miller”) to amend Item 4 as set forth below. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 is amended as of the date hereof by adding the following at the end thereof:

Mr. Miller entered into a Confidentiality Agreement, dated as of January 12, 2011 (the “Confidentiality Agreement”), with EXCO and the Special Committee of the Board of Directors of EXCO (the “Special Committee”) pursuant to which the Special Committee will make available to Mr. Miller, as well as certain of his representatives and approved financing sources, certain nonpublic information regarding EXCO. The Confidentiality Agreement has a term of fifteen months and contains, among other things, certain standstill provisions that apply to Mr. Miller and certain of his representatives. The standstill provisions prohibit Mr. Miller from, among other things, acquiring additional shares of EXCO common stock, entering into agreements regarding or soliciting proxies in connection with an acquisition of EXCO and seeking to influence the management of EXCO in connection with such an acquisition. In addition, the Confidentiality Agreement prohibits Mr. Miller from entering into agreements preventing EXCO shareholders from voting in favor of or tendering their shares in other offers to acquire EXCO or preventing debt or certain equity financing sources from providing financing to other parties in connection with an acquisition of EXCO. The Confidentiality Agreement also limits the parties with whom Mr. Miller can enter into financing arrangements. Under certain circumstances, certain of these provisions may terminate before the end of the fifteen-month term of the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated as of the date hereof as follows:

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Letter and the Confidentiality Agreement, which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended as of the date hereof by adding the following at the end thereof:

Exhibit 99.5	Confidentiality Agreement, dated as of January 12, 2011, between Douglas H. Miller, EXCO, and the Special Committee

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2011

DOUGLAS H. MILLER.

/s/ Douglas H. Miller
Douglas H. Miller

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